BXP, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

September 9, 2024

VIA EDGAR

Messrs. Frank Knapp and Mark Rakip
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    BXP, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 27, 2024
File No. 001-13087
Dear Messrs. Knapp and Rakip:
This letter is submitted in response to the comments of the staff of the Office of Real Estate & Construction of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) of BXP, Inc. (formerly known as Boston Properties, Inc.) (the “Company” or “BXP”) as set forth in your letter (the “Comment Letter”) dated August 23, 2024 to Michael E. LaBelle, Chief Financial Officer of BXP, Inc.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 48

Comment No. 1
1.We note that you own 160 office and life sciences properties. Please tell us, and in future filings, please break out the "Office and Life Sciences" category into office and laboratory/life sciences

Messrs. Frank Knapp and Mark Rakip
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
September 9, 2024

categories, similar to your breakdown for "Properties Under Construction/Redevelopment" on page 51.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and confirms that in future filings it will break out the “Office and Life Sciences” category in the Form 10-K. The Company commits to listing in future filings, under a new “ Laboratory/Life Sciences” category, the properties that the Company considers to be predominantly laboratory/life sciences, which properties, as of the date hereof, include the following nine (9) properties:

•125 Broadway
•250 Binney
•33 Hayden
•100 Hayden
•153/211 Second Ave
•880 Winter
•200 West Street
•751 Gateway
•681 Gateway.

Comment No. 2
2.We note your disclosure that you develop, own, and manage primarily "premier workplaces." For each of your properties, please tell us, and in future filings please disclose, the class of each building.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that disclosing its classification of each property (i) would not meaningfully enhance disclosure and might actually cause investors to misconstrue the facts, (ii) would not add any material information in the context of a company like BXP whose strategy is clearly articulated by property information currently provided and (iii) could result in unwarranted harm to the Company relative to competitors.

The classification of office buildings in today’s complex market has become as subjective as for other property sectors, to the point where even experienced market consultants are not always willing to provide their views and, when they do, they do not always agree. The Company believes that in rapidly evolving markets, nationally and regionally, for office space, even looking at “top” markets only, there are a multitude of factors that determine whether a property is highly attractive to tenants, including, among others:

Messrs. Frank Knapp and Mark Rakip
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
September 9, 2024

•the building’s location (e.g., is the building located in the epicenter of a central business district or near a major highway or a public transportation center)
•the views from within the space being leased
•the age of the building and the efficiency of its building systems
•the attractiveness of the physical space
•the size of floor plates and the configurations of each floor
•building finishes
•the sustainability of the building and its carbon footprint
•on-site building management and security
•the number and type of amenities offered onsite or near the building, including:
◦covered parking
◦fitness centers
◦leisure areas
◦restaurants and/or cafeterias
◦concierge services
◦valet services
◦gyms and showers
◦reliable Wi-Fi
◦daycare centers
◦electric car charging stations
•the presence of other premier tenants in the building.

Ultimately, however, unlike other ratings systems employed in the real estate industry that use objective criteria and/or third-party ratings – e.g., LEED ratings – there is no single list of objective factors that can be applied in a “checklist fashion” or plugged into a quantitative formula to produce a widely understood classification for office buildings. Even if the real estate industry were able to reach a consensus on the criteria for the classification of buildings (and it has not), determining whether one or more specific criteria has been satisfied involves subjective judgment. For example, in Cambridge, Massachusetts a building located within two blocks of MIT’s campus may be a premier workplace, whereas the same building located six blocks away may not be. At the same time, that property may not be considered top tier by a particular tenant that does not wish to be located in an urban environment and ranks a suburban location more highly even though the suburban building itself may be older and of lesser quality.

Importantly, in the current environment, a building may be considered a premier workplace, but not all space within the building will see the same demand or command the same rental rate per square foot. For example, space on the upper floors at Embarcadero Center in San Francisco, California have phenomenal views of San Francisco Bay, they are consistently in high demand and the tenants pay among the highest per square foot rental rates in the city. By contrast, space on the lower floors with no views is in less demand and costs less. This dichotomy demonstrates that were the Company to assign to each one of its buildings a classification, the disclosure overall would likely produce a view of the portfolio that does not correspond to what management sees as our properties’ true attributes. As a result, the disclosure would be less useful and less accurate. Moreover, in an effort to provide investors with additional information we might even end up misleading investors into concluding that all vacant space in a “top-

Messrs. Frank Knapp and Mark Rakip
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
September 9, 2024

class” building may be re-let at the same premium to market rates or that all vacant space in a “lower-class” building would fail to achieve top rental rates.

Accordingly, the Company moved away from classifying its properties (e.g., as “Class A”) and decided to use the term “premier workplace” as a general descriptor of the intended market positioning of its overall portfolio and to stress that its strategy is and has always been to develop/acquire and own the best assets in the most desirable locations because they command upper-tier rental rates in their markets. In this regard, the Company notes that it first uses the term “premier workplace” in the first paragraph on page 3 of the Form 10-K to describe its portfolio:

“BXP, a Delaware corporation, is a fully integrated, self-administered and self-managed REIT, and is one of the largest publicly traded office REITs (based on total market capitalization as of December 31, 2023) in the United States that develops, owns and manages primarily premier workplaces.”

The Company makes it clear by the use of “primarily” that it does not consider all of its properties to be premier workplaces. It then explains in the third paragraph on page 3 that:

“We consider premier workplaces to be well-located buildings that are modern structures or have been modernized to compete with newer buildings and are professionally managed and maintained. As such, these properties attract creditworthy clients and command upper-tier rental rates. Our definition of premier workplaces may be different than those used by other companies.”

In doing so, the Company makes clear that there is no industry-wide standard for classifying office properties of the kind the Company develops, owns and operates and that other companies may define the term differently.

In light of the foregoing, the Company also believes that classifying each property in its portfolio could result in unwarranted competitive harm. The office market is highly competitive, and companies that offer a variety of property types or operate in sub-markets with different characteristics may use classifications as “Class A” or to describe properties that tenants would not view as “premier workplaces.” In some cases, competitors of the Company use words like “iconic” or the like to place a property in a class of its own. We believe there is significant diversity in the definitions of these descriptions among companies in the broader market, making individual asset classifications unreliable. The Company chooses to convey by its use of the expression “premier workplaces” our strategy of targeting the types of properties and locations that our target tenants demand. In that context, a “tiered” classification might actually lead tenants to misjudge our properties; for some tenants it is important to lease space in only the best building in the market or sub-market in which they want to locate. Such a tenant may conclude – wrongly – that a property the Company classifies as “Class X” is not suitable because it would not check the box for a tenant to whom image is important. Our use of the term “premier workplace” avoids the risk of misjudgment without causing confusion for investors because the term denotes our business strategy more than the physical attributes of a real estate asset. Similarly, a potential joint venture partner for a property may be dissuaded from consummating the transaction if the Company does not classify a property in the very top tier, or it may insist on a lower valuation that is not in fact warranted by the positioning of the asset in its target market.

Messrs. Frank Knapp and Mark Rakip
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
September 9, 2024

For all of the foregoing reasons, the Company does not currently use the expression “premier workplace” as a property-by-property classification and believes that doing so would neither improve the ability of investors to understand our portfolio nor serve the interests of investors in accurately conveying to the markets – both the markets for capital and the markets for real estate – that all of our properties are designed to be premier workplaces. Accordingly, the Company respectfully submits this response as an indication that it believes its current disclosure to be more appropriate and less likely to inadvertently mislead investors.

However, if the Staff thinks it would be appropriate to add disclosure to the third paragraph on page 3 of our Form 10-K to ensure that our use of the expression “premier workplaces” is not misunderstood by investors or misapplied in comparison to how other office REITs describe the properties in their portfolio, the Company is willing to do so and proposes the following changes to that disclosure:

“We consider premier workplaces to be well-located buildings that are modern structures or have been modernized to compete with newer buildings ~~and~~, are professionally managed and maintained, and offer a number and type of amenities that are in high demand by clients that are focused on the importance of the physical work environment in recruiting and retaining the best and brightest employees. As such, these properties attract creditworthy clients and command upper-tier rental rates in their markets. ~~Our definition of premier workplaces may be different than those used by other companies.~~ We do not consider the expression “premier workplaces” a classification of our properties in accordance with any standard listing criteria in the real estate industry. We therefore caution investors that our use and definition of “premier workplaces” may be different than the use and definition of similar expressions and traditional classifications that may be used by other companies.”
* * *
If you have any questions concerning these responses, please contact me at (617) 236-3352.

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle
Executive Vice President, Chief Financial Officer and Treasurer
of BXP, Inc.

cc:    Eric G. Kevorkian
Senior Vice President, Chief Legal Officer